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SEC
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MAR 01 2013

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SECURITIE[illegible]

13013326

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SEC FILE NUMBER
8-68555

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brookline Group, LLC**

OFFICIAL USE ONLY
FIRM ID NO.

2501 20th Place South, Suite 275
(No. and Street)

Birmingham (City) Alabama (State) 35233 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Goff **404-835-7560**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sellers, Richardson, Holman & West, LLP
(Name – *if individual, state last, first, middle name*)

216 Summit Blvd., Suite 300 (Address) **Birmingham** (City) **Alabama** (State) **35243** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

DD
3/9/13

OATH OR AFFIRMATION

I, Ronald W. Goff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Brookline Group, LLC**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ronald W Goff
Signature

Financial & Operations Principal
Title

Carolyn Elizabeth Shupp
Notary Public

This report** contains (Check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP

BROOKLINE GROUP, LLC

Financial Statements and
Supplementary Information
Year Ended December 31, 2012

THE ADVICE YOU NEED.
THE ATTENTION YOU DESERVE.

BROOKLINE GROUP, LLC

Financial Statements and
Supplementary Information
Year Ended December 31, 2012

SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP

CERTIFIED PUBLIC ACCOUNTANTS
ADVISORY | AUDIT | TAX

216 Summit Boulevard |Suite 300 |Birmingham, AL 35243 | 205-278-0001 Main | 205-278-0003 Fax | www.srhwcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Brookline Group, LLC
Birmingham, Alabama

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Brookline Group, LLC (Company) as of December 31, 2012, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Sellers Richardson Holman & West, LLP

February 28, 2013

Brookline Group, LLC

Statement of Financial Condition
December 31, 2012

Assets

Cash	$	105,093
Cash on deposit with clearing broker		100,100
Receivables from clearing broker		36,397
Employee advances		40,483
Warrants (not readily marketable)		181,181
Property and equipment, net		37,253
Prepaid expenses and deposits		44,189
Total assets	$	544,696

Liabilities and Members' Capital

Liabilities		
Accounts payable	$	28,919
Accrued compensation and other expenses		31,909
Total liabilities		60,828
Members' equity		483,868
Total liabilities and members' capital	$	544,696

See notes to financial statements.

Brookline Group, LLC

Statement of Operations
Year Ended December 31, 2012

Revenues	
Investment banking and consulting	$ 1,300,724
Commissions	522,211
Gain on sale of investment	25,921
Unrealized loss on warrants	(150,361)
Total revenues	1,698,495
Expenses	
Salaries, commissions and related benefits	850,803
Occupancy and other office expenses	150,910
Communications	36,528
Clearing, transaction services and research	122,030
Professional fees	163,113
Regulatory expense	31,609
Other expenses	13,158
Travel, lodging and meals	102,467
Depreciation expense	7,078
Total expenses	1,477,696
Net income	$ 220,799

See notes to financial statements.

Brookline Group, LLC

Statement of Members' Capital
Year Ended December 31, 2012

	Class A Capital	Class B Capital	Total Members' Capital
Balance at December 31, 2011	$ 113,069	$ -	$ 113,069
Contributions from members	100,000	100,000	200,000
Transfer of interest	(90,000)	90,000	-
Distributions to members	(50,000)	-	(50,000)
Net income	387,888	(167,089)	220,799
Balance at December 31, 2012	$ 460,957	$ 22,911	$ 483,868

See notes to financial statements.

Brookline Group, LLC

Statement of Cash Flows
Year Ended December 31, 2012

Cash Flows From Operating Activities	
Net income	$ 220,799
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	7,078
Unrealized loss on warrants	150,361
Warrants received as compensation	(331,542)
Changes in assets and liabilities:	
Receivables from clearing broker	(31,413)
Prepaid expenses and deposits	(44,189)
Accounts payable	(5,669)
Accrued compensation and other expenses	19,166
Total adjustments	(236,208)
Net cash used in operating activities	(15,409)
Cash Flows From Investing Activities	
Employee advances, net	(40,483)
Purchase of property and equipment	(43,162)
Net cash used in investing activities	(83,645)
Cash Flows From Financing Activities	
Member contributions	200,000
Member distributions	(50,000)
Net cash provided by financing activities	150,000
Net increase in cash	50,946
Cash	
Beginning of year	54,147
End of year	$ 105,093

See notes to financial statements.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Business

Brookline Group, LLC (Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides investment banking services and institutional sales to its clients. Investment banking services include, primarily, access to new capital to its clients through private placements to institutional investors, private capital firms and high net worth individuals. Institutional sales are offered through the Company's broker dealer operations. Accounts in this operation are carried by the Company's clearing firm, Wedbush Securities, on a fully disclosed basis and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was formed on March 11, 2010, originally a Delaware Company, and in 2012 it changed its domicile and is now an Alabama Company.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Investment Banking and Consulting Revenue

Investment banking revenues include fees and commissions arising from private placements, finder's fees and advisory services. Fees and commissions are recorded at the time the transaction is completed and the related income is reasonably determinable. All related expenses, including commission expense arising from these transactions, are also recorded at the date they are reasonably determined.

Commission Income

Commission income and related expenses are recorded on a settlement date basis by the Company. To conform to GAAP, the audited financial statements are adjusted to trade date accounting where appropriate.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2012, there were no cash equivalents.

Receivables

As of December 31, 2012, the Company has employee advances outstanding of $40,483. In addition, the Company has receivables due from clearing broker of $36,397. Management feels that all advances and receivables included in the accompanying statement of financial position are collectible and no allowance for doubtful accounts has been recorded as of December 31, 2012. If amounts become uncollectible, they will be charged against the existing allowance, if applicable, or to operations when that determination is made.

Investments

The Company may from time-to-time make investments for its own account or hold investments received as part of its compensation for investment banking services. These investments are stated at fair value. During the year, the Company received compensation in the form of warrants from customers. The warrants are considered securities for which there is no market on a securities exchange or no independent publicly quoted market and as such, are classified as not readily marketable in the accompanying statement of financial condition. The Company monitors these investments for changes in fair value based on pertinent qualitative and quantitative information available to management and makes appropriate changes to the fair value on the statement of financial position. The Company reviews investments for impairment and determines whether any impairment is other-than-temporary. The Company considers an impairment to be other-than-temporary when it is more likely than not that the investment will be liquidated at an amount less than its cost basis. Any other-than-temporary impairments are recognized as realized losses from investments and a new costs basis is established.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations.

Depreciation

Depreciation is computed on the straight-line basis using a life that most closely approximates an asset's useful life. As of December 31, 2012, property and equipment consisted of computers and furniture and fixtures, all of which have a five year estimated useful life.

Depreciation expense amounted to $7,078 for the year ended December 31, 2012.

Advertising Costs

The Company expenses advertising costs during the period in which they are incurred. During 2012, the Company charged $768 to advertising expense, which is included in communications expenses in the accompanying statement of operations.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. As a partnership, it is not a taxpaying entity for federal or state income tax purposes. Accordingly, no provision for income taxes

has been recorded in the financial statements. All income or losses will be reported on the members' respective income tax returns.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company is currently subject to income tax examinations by the U.S. federal, state or local taxing authorities for all years of existence.

Risk and Uncertainties

Investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the Company's financial condition.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through February 28, 2013, which represents the date the financial statements were available for issuance.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which converged the definition of fair value with that of the International Financial Reporting Standards (IFRSs) and substantially converged the requirements for measurement and disclosure. Nonpublic entities must disclose the facts and reasoning for the use of an asset that differs from the highest and best use. For nonpublic entities, the requirements of ASU 2011-04 are effective for annual periods beginning after December 15, 2011, with early adoption permitted for interim periods beginning after that date. The adoption of ASU 2011-04 did not have a material impact on the Company's financial position or results of operations.

In October 2012, the FASB issued ASU 2012-04, *Technical Corrections and Improvements*, which clarifies the FASB Codification or corrects unintended application of guidance and includes amendments identifying when the use of fair value should be linked to the definition of fair value in Topic 820, *Fair Value Measurement*. Amendments to the FASB Codification without transition guidance are effective upon issuance for both public and nonpublic entities. For nonpublic entities, amendments subject to transition guidance will be effective for fiscal periods beginning after December 15, 2013. The adoption of ASU 2012-04 is not expected to have an impact on the Company's financial position or results of operations.

Note 2. Concentration of Credit Risk

The Company maintains its cash balances at high credit quality financial institutions. At times, the balances in these accounts may have exceeded federally insured limits. The Company did not experience any losses in such accounts. The Company periodically reviews the relative credit standing of the financial institution and believes it is not exposed to any significant credit risk on cash.

The Company is engaged in various investment banking activities in which counterparties primarily include private and public companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of counterparties.

Note 3. Fair Value Measurements

Under the FASB's authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

Level 2 Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

Level 3 Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models, and periodic re-assessments of models to ensure that they are continuing to perform as designed. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year ended December 31, 2012, there were no changes to the Company's valuation techniques that had, or are expected to have, a material impact on its financial position or results of operations.

Following is a description of the valuation methodology used for assets measured at fair value:

Warrants: The fair value of warrants is determined using the Black-Scholes option-pricing model with the following assumptions: discount rate of .72 percent, expected lives range of 4.5-4.9 years, volatility range of 51-52 percent, and dividend yield of 0.0 percent Since market quotations were not readily available, the warrants were valued at their fair value determined in good faith under procedures established by management. In determining fair value, the Company considers all relevant qualitative and quantitative information available. These factors are subject to change over time and are reviewed periodically.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets at fair value as of December 31, 2012:

	Assets at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Recurring Fair Value Measurements:				
Warrants	$ -	$ -	$ 181,181	$ 181,181
Total financial assets	$ -	$ -	$ 181,181	$ 181,181

The following table presents a reconciliation of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3 assets).

	Warrants
Balance, beginning of year	$ -
Total unrealized loss included in unrealized loss on investments in the accompanying statement of operations	(150,361)
Purchases, sales, issuances and settlements:	
Issuances	331,542
Balance, end of year	$ 181,181

The Company recognizes transfers into and out of levels at the end of the reporting period. There were no transfers between levels during the year.

Note 4. Property and Equipment, Net

Property and equipment, net of accumulated depreciation, consist of the following as of December 31, 2012:

		2012
Furniture and fixtures	$	25,803
Computer equipment		18,612
Accumulated depreciation		(7,162)
	$	37,253

Note 5. Commitments

The Company leases various office space under non-cancelable operating leases expiring through July 31, 2013. Aggregate minimum future lease commitments for the year ending December 31, 2013 are $66,633.

The obligation for additional office space is obtained under a Shared Services Agreement as described in Note 6.

Rental expense amounted to $97,895 for the year ended December 31, 2012 and is included in occupancy and other office expenses on the accompanying statement of operations.

Note 6. Related Party Transactions

The Company utilized office space and paid overhead costs under the terms of a Shared Services Agreement on a month-to-month basis. The parties of this agreement are Brookline Group, LLC and another company with which it shares partial common ownership. For the year ending December 31, 2012, total rent and overhead costs incurred totaled $1,200 and $3,600, respectively, and were determined primarily based on a proportion of space occupied and resources utilized.

Note 7. Regulatory Requirements

As a registered broker dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness." At December 31, 2012, the Company had net capital of $180,762, which was $80,762 in excess of the minimum of net capital required.

Note 8. Annual Audit Report

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

Schedule 1

Brookline Group, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2012

Computation of net capital		
Total members' capital qualified for net capital	$	483,868
Deduct non-allowable assets:		
Advances to employees		40,483
Other investments - warrants		181,181
Property and equipment, net		37,253
Prepaid expenses and deposits		44,189
Net capital	$	180,762
Computation of basic net capital requirement		
Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$	4,055
Minimum dollar net capital requirement	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	80,762
Excess net capital at 1,000 percent (net capital less 10 percent of aggregate indebtedness)	$	174,679
Computation of aggregate indebtedness		
Total aggregate indebtedness from statement of financial condition	$	60,828
Percentage of aggregate indebtedness to net capital		34%

See independent auditor's report.

Brookline Group, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2012

Reconciliation with the Company's computation		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	180,762
Audit adjustments:		-
Net capital per calculation above	$	180,762

See independent auditor's report.

BROOKLINE GROUP, LLC

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3

Brookline Group, LLC (Company), is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) inasmuch as the Company clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to such broker-dealer. The clearing broker-dealer carries all of the customer accounts of the Company and maintains and preserves such books and records related to customer accounts as required by Rules 17a-3 and 17a-4.

◆SRH·W
SELLERS RICHARDSON HOLMAN & WEST LLP

CERTIFIED PUBLIC ACCOUNTANTS
ADVISORY | AUDIT | TAX

216 Summit Boulevard |Suite 300 |Birmingham, AL 35243 | 205-278-0001 Main | 205-278-0003 Fax | www.srhwcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Members
Brookline Group, LLC
Birmingham, Alabama

In planning and performing our audit of the financial statements of Brookline Group, LLC (Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Sellers Richardson Holman & West, LLP

February 28, 2013

SRHW

SELLERS RICHARDSON HOLMAN & WEST LLP

216 Summit Boulevard | Suite 300
Birmingham, AL 35243
205-278-0001 Main | 205-278-0003 Fax
srhwcpa.com

SRHW

SELLERS RICHARDSON HOLMAN & WEST LLP

BROOKLINE GROUP, LLC

Agreed-Upon Procedures – Review of Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012

February 28, 2013

THE ADVICE YOU NEED.
THE ATTENTION YOU DESERVE.

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

BROOKLINE GROUP, LLC

Agreed-Upon Procedures – Review of Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012

February 28, 2013

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

BROOKLINE GROUP, LLC

Table of contents

SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP
CERTIFIED PUBLIC ACCOUNTANTS
ADVISORY | AUDIT | TAX
216 Summit Boulevard | Suite 300 | Birmingham, AL 35243 | 205-278-0001 Main | 205-278-0003 Fax | www.srhwcpa.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Brookline Group, LLC
Birmingham, Alabama

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Brookline Group, LLC (Company) and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SELLERS, RICHARDSON, HOLMAN & WEST, LLP

Sellers Richardson Holman & West, LLP

February 28, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

WORKING COPY

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068555 FINRA DEC
Brookline Group LLC
2501 20th PL S, STE 275
Birmingham, AL 35223-1746

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ron Goff 404-835-7560

2. A. General Assessment (item 2e from page 2) $4,336

B. Less payment made with SIPC-6 filed (exclude interest) (1,320)
6/26/2012
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 3,016

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $3,016

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $3,016

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brookline Group, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of February, 20 13.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan. 1, 20 12
and ending Dec. 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,848,858
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	88,581
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	25,921
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	114,502
2d. SIPC Net Operating Revenues	$ 1,734,356
2e. General Assessment @ .0025	$ 4,336
	(to page 1, line 2.A.)

SRHW

SELLERS RICHARDSON HOLMAN & WEST LLP

216 Summit Boulevard | Suite 300
Birmingham, AL 35243
205-278-0001 Main | 205-278-0003 Fax
srhwcpa.com